UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  GIANT GROUP, LTD.
                                  -----------------
                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)


                                      374503100
                                      ---------
                                    (CUSIP Number)

                                     Glenn Sands
                            c/o Periscope Sportswear, Inc.
                               1407 Broadway, Suite 620
                               New York, New York 10018
                                    (212) 382-3660
          -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  DECEMBER 11, 1998
                      ------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-
          1(b)(3) or (4), check the following box [   ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


           CUSIP NO.   374503100
                       ---------

          --------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GLENN SANDS
          --------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                      (b) [  ]
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             3    SEC USE ONLY

          --------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  SC
          --------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [  ]

          --------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
          --------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    721,386
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    -0-
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    721,386
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    -0-
          --------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       721,386
          --------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [X]

          --------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       18.4%
          --------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
          --------------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

               This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GIANT GROUP, LTD., a Delaware corporation (the "Company"), the principal executive offices of which are located at 9000 Sunset Boulevard, 16th Floor, Los Angeles, California 90069.


          ITEM 2.   IDENTITY AND BACKGROUND.

               (a)  Glenn Sands

               (b)-(c) Mr. Sands currently serves as the President and Chief Executive Officer of Periscope Sportswear, Inc., a wholly-owned subsidiary of the Company. He also serves as a director of the Company. The principal executive offices of Periscope are located at 1407 Broadway, Suite 620, New York, New York 10018.

               (d) During the past five years, Mr. Sands has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, Mr. Sands has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Sands is a U.S. citizen.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Sands acquired 721,386 shares (the "Shares") of the Company's Common Stock pursuant to an Agreement and Plan of Merger, dated as of December 4, 1998 ("Merger Agreement"), by and between the Company, GIANT PS/Acq Corporation, a Delaware corporation, now Periscope, ("Acquisition Corp.") and a wholly-owned subsidiary of the Company, and Periscope Sportswear, Inc. ("Periscope"), as amended by an Amendment to Agreement and Plan of Merger, dated December 9, 1998 ("Amendment"). Mr. Sands had been a stockholder of Periscope. On December 11, 1998, Periscope merged (the "Merger") with and into Acquisition Corp., and Acquisition Corp., as the surviving corporation, changed its name to Periscope Sportswear, Inc.


          ITEM 4.   PURPOSE OF TRANSACTION.

               Mr. Sands acquired the Shares upon the Merger for investment purposes.

               He has no present intention to engage in any other transactions referred to in Paragraphs (a) through (j) of this Item, except that he may, either singly or with others, acquire additional securities of the Company or dispose of all or part of the Shares, in open market or privately negotiated transactions, depending upon market conditions and other investment considerations.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Sands owns 721,386 shares of Common Stock, representing 18.4% of the issued and outstanding shares of Common

          Stock of the Company. This does not include 170,300 shares of Common Stock which may be issued to Mr. Sands based upon the level of pre-tax profits of Periscope exceeding $13 million for the fiscal year ending December 31, 1999, pursuant to the Merger Agreement. The outstanding amount of shares of Common Stock is based upon 2,974,055 shares (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
          1998) plus 953,093 shares issued upon the Merger.

               (b) Mr. Sands has the sole power to vote and the sole power to dispose or to direct the disposition with respect to 721,386 shares of Common Stock.

               (c)-(e)   Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None.

                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.




                                                  /s/ Glenn Sands
                                                ----------------------------
                                                GLENN SANDS



          Dated:  December 17, 1998




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